Exhibit 99.1

News Release

International Game Technology Announces Shareholder Approval of Stock Option Exchange Program

(RENO, NV, September 30, 2009) — International Game Technology (NYSE: IGT) held its Special Meeting of Shareholders on September 30, 2009 at which shareholders approved the proposal for the stock option exchange program that would give eligible employees a one-time opportunity to exchange specified outstanding underwater stock options for a lesser amount of new stock options that will be granted with lower exercise prices.

IGT has not commenced the exchange program which is discussed above. IGT will file a Tender Offer Statement on Schedule TO with the SEC containing important information about the exchange program if and when we start the exchange program.  Persons who may be eligible to participate should read the Tender Offer Statement on Schedule TO, including the offer to exchange and other related materials, which will be available free of charge from the SEC’s website at www.sec.gov.

International Game Technology (www.IGT.com) is a global company specializing in the design, development, manufacturing, distribution and sales of computerized gaming machines and systems products.

Source:	International Game Technology
Contact:	Patrick Cavanaugh, Executive Vice President and Chief Financial Officer or Craig Billings, Vice President Corporate Finance/Investor Relations, both of IGT, +1-866-296-4232

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